Exhibit 99.1

Second Quarter 2021 Earnings Release

Scotiabank reports second quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended April 30, 2021 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our complete Second Quarter 2021 Report to Shareholders, including our unaudited interim financial statements for the period ended April 30, 2021, can also be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. Supplementary Financial Information is also available, together with the Second Quarter 2021 Report to Shareholders on the Investor Relations page of www.scotiabank.com

Second Quarter Highlights on a Reported basis (versus Q2 2020)	Second Quarter Highlights on an Adjusted basis(1) (versus Q2 2020)

• Net income of $2,456 million, compared to $1,324 million	• Net income of $2,475 million, compared to $1,371 million

• Earnings per share (diluted) of $1.88, compared to $1.00	• Earnings per share (diluted) of $1.90, compared to $1.04

• Return on equity of 14.8%, compared to 7.9%	• Return on equity of 14.9%, compared to 8.2%

TORONTO, June 1, 2021 - Scotiabank reported second quarter net income of $2,456 million compared to $1,324 million in the same period last year. Diluted earnings per share (EPS) was $1.88, up 88% from $1.00 in the previous year. Return on equity was 14.8%, up from 7.9% in the previous year.

Adjusted net income(1) increased 81% to $2,475 million and EPS of $1.90, increased 83% compared to the prior year. Return on equity was 14.9% compared to 8.2% a year ago.

“We delivered another quarter of strong results reflecting the strength of our diversified business platform, and the solid economic recovery underway in our core markets,” said Brian Porter, President and CEO, Scotiabank.

“Our commitment to superior customer service was recognized in the J.D. Power 2021 Canada Retail Banking Satisfaction Study where the Bank rose to #2 among large banks and Tangerine was recognized as number one for the tenth consecutive year among mid-sized retail banks. Our commitment to strong ESG practices was also recognized with a rating of “AAA” in the MSCI ESG Ratings(2) assessment, a rating held by only 2% of banks globally. We are very proud of these accomplishments.” Canadian Banking generated earnings of $931 million with a strong rebound in fee income, lower provision for credit losses, as well as solid asset and deposit growth.

Global Wealth Management’s earnings of $378 million were supported by strong revenue growth, positive operating leverage for the sixth consecutive quarter, and strong net sales. AUM and AUA increased 19% and 20% from the prior year, respectively.

Global Banking and Markets reported earnings of $517 million, driven by continued solid performance in the capital markets business, particularly equities, good deposit growth and lower provision for credit losses. The advisory pipeline remains strong for the balance of the year.

International Banking generated earnings of $429 million, trending positively from the prior quarter, aided by strong economic recovery across the Pacific Alliance.

The Bank reported a Common Equity Tier 1 capital ratio of 12.3%, and remains very well capitalized to support its strategic growth plans.

(1)	Refer to Non-GAAP Measures section on page 2.
(2)

The use by Scotiabank of any MSCI ESG Research LLC or its affiliates (“MSCI”) data, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement, recommendation, or promotion of Scotiabank by MSCI. MSCI services and data are the property of MSCI or its information providers, and are provided ‘as-is’ and without warranty. MSCI names and logos are trademarks or service marks of MSCI.

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Financial Highlights

Reported Results	For the three months ended			For the six months ended
(Unaudited)($ millions)	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Net interest income	$4,176	$4,351	$4,417	$8,527	$8,809
Non-interest income	3,560	3,721	3,539	7,281	7,288

Total revenue	7,736	8,072	7,956	15,808	16,097
Provision for credit losses	496	764	1,846	1,260	2,772
Non-interest expenses	4,042	4,208	4,363	8,250	8,781
Income tax expense	742	702	423	1,444	894

Net income	$2,456	$2,398	$1,324	$4,854	$3,650

Net income attributable to non-controlling interests in subsidiaries	90	90	15	180	54

Net income attributable to equity holders of the Bank	$2,366	$2,308	$1,309	$4,674	$3,596
Preferred shareholders and other equity instrument holders	77	43	66	120	91
Common shareholders	$2,289	$2,265	$1,243	$4,554	$3,505

Earnings per common share (in dollars)
Basic	$1.89	$1.87	$1.03	$3.76	$2.89
Diluted	$1.88	$1.86	$1.00	$3.74	$2.84

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this press release and are defined in the “Non-GAAP Measures” section in the Second Quarter 2021 Report to Shareholders.

Adjusted results and diluted earnings per share

The following table presents reconciliations of GAAP reported financial results to non-GAAP adjusted financial results. The adjustments summarized below are consistent with those described in the Bank’s 2020 Annual Report. For a complete description of the adjustments, refer to the Non-GAAP measures section in the Bank’s 2020 Annual Report.

Adjustment impacting current and prior periods:

•	Amortization of acquisition-related intangible assets, excluding software.

Adjustments impacting prior periods only:

•	Acquisition and divestiture-related costs – Include costs related to integrating acquired operations and net (gain)/loss on divestitures.

•

Valuation-related adjustments, recorded in Q1 2020 – Relate to the inclusion of an additional scenario in the measurement of allowance for credit losses, fair value methodology change relating to uncollateralized OTC derivatives, and a software-related impairment loss.

2 Scotiabank Second Quarter Press Release 2021

Reconciliation of reported and adjusted results

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(Unaudited)($ millions)	2021	2021	2020	2021	2020
Reported Results
Net interest income	$4,176	$4,351	$4,417	$8,527	$8,809
Non-interest income	3,560	3,721	3,539	7,281	7,288

Total revenue	7,736	8,072	7,956	15,808	16,097
Provision for credit losses	496	764	1,846	1,260	2,772
Non-interest expenses	4,042	4,208	4,363	8,250	8,781

Income before taxes	3,198	3,100	1,747	6,298	4,544
Income tax expense	742	702	423	1,444	894

Net income	$2,456	$2,398	$1,324	$4,854	$3,650
Net income attributable to non-controlling interests in subsidiaries (NCI)	90	90	15	180	54

Net income attributable to equity holders	2,366	2,308	1,309	4,674	3,596
Net income attributable to common shareholders	$2,289	$2,265	$1,243	$4,554	$3,505

Diluted earnings per share (in dollars)	$1.88	$1.86	$1.00	$3.74	$2.84

Adjustments
Acquisition-related costs
Integration costs(1)	$—	$—	$41	$—	$117
Amortization of Acquisition-related intangible assets, excluding software(1)	26	28	27	54	54

	26	28	68	54	171
Allowance for credit losses—Additional scenario(2)	—	—	—	—	155
Derivatives valuation adjustment(3)	—	—	—	—	116
Net (gain)/loss on divestitures(4)	—	—	—	—	(262)
Impairment charge on software asset(1)	—	—	—	—	44

Adjustments (Pre-tax)	$26	$28	$68	$54	$224
Income tax expense/(benefit)	(7)	(8)	(21)	(15)	(159)

Adjustments (After tax)	$19	$20	$47	$39	$65
Adjustment attributable to NCI	—	—	(7)	—	(55)

Adjustments (After tax and NCI)	$19	$20	$40	$39	$10

Adjusted Results
Net interest income	$4,176	$4,351	$4,417	$8,527	$8,809
Non-interest income	3,560	3,721	3,539	7,281	7,136

Total revenue	7,736	8,072	7,956	15,808	15,945
Provision for credit losses	496	764	1,846	1,260	2,617
Non-interest expenses	4,016	4,180	4,295	8,196	8,560

Income before taxes	3,224	3,128	1,815	6,352	4,768
Income tax expense	749	710	444	1,459	1,053

Net income	$2,475	$2,418	$1,371	$4,893	$3,715
Net income attributable to NCI	90	90	22	180	109

Net income attributable to equity holders	2,385	2,328	1,349	4,713	3,606
Net income attributable to common shareholders	$2,308	$2,285	$1,283	$4,593	$3,515

Adjusted diluted earnings per share (in dollars)	$1.90	$1.88	$1.04	$3.78	$2.87

(1)	Recorded in non-interest expenses.
(2)	Recorded in provision for credit losses.
(3)	Recorded in non-interest income.
(4)	Recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.

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Reconciliation of reported and adjusted results by business line(1)

(Unaudited)($ millions)	Canadian Banking	International Banking	Global Wealth Management	GlobalBanking and Markets	Other	Total
	For the three months ended April 30, 2021
Reported net income	$927	$507	$374	$517	$131	$2,456
Total adjustments (after tax)	4	9	6	—	—	19

Adjusted net income	$931	$516	$380	$517	$131	$2,475

Adjusted net income attributable to equity holders	$931	$429	$378	$517	$130	$2,385

	For the three months ended January 31, 2021
Reported net income	$911	$477	$421	$543	$46	$2,398
Total adjustments (after tax)	4	9	7	—	—	20

Adjusted net income	$915	$486	$428	$543	$46	$2,418

Adjusted net income attributable to equity holders	$915	$398	$425	$543	$47	$2,328

	For the three months ended April 30, 2020
Reported net income	$477	$185	$304	$523	$(165)	$1,324
Total adjustments (after tax)	4	31	12	—	—	47
Adjusted net income	$481	$216	$316	$523	$(165)	$1,371

Adjusted net income attributable to equity holders	$481	$197	$314	$523	$(166)	$1,349

	For the six months ended April 30, 2021
Reported net income	$1,838	$984	$795	$1,060	$177	$4,854
Total adjustments (after tax)	8	18	13	—	—	39

Adjusted net income	$1,846	$1,002	$808	$1,060	$177	$4,893

Adjusted net income attributable to equity holders	$1,846	$827	$803	$1,060	$177	$4,713

	For the six months ended April 30, 2020
Reported net income	$1,329	$767	$613	$895	$46	$3,650
Total adjustments (after tax)	60	148	24	79	(246)	65

Adjusted net income	$1,389	$915	$637	$974	$(200)	$3,715

Adjusted net income attributable to equity holders	$1,389	$812	$632	$974	$(201)	$3,606

(1)	Refer to Business Segment Overview in the Second Quarter 2021 Report to Shareholders.

4	Scotiabank Second Quarter Press Release 2021

Business Segment Review

Canadian Banking

Q2 2021 vs Q2 2020

Net income attributable to equity holders was $927 million, compared to $477 million. Adjusted net income was $931 million, an increase of $450 million or 94%. The increase was due primarily to lower provision for credit losses and higher non-interest income, partly offset by lower net interest income and higher non-interest expenses.

Q2 2021 vs Q1 2021

Net income attributable to equity holders increased $16 million or 2%. The increase was due primarily to lower provision for credit losses and higher non-interest income, partly offset by lower net interest income and higher non-interest expenses.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Net income attributable to equity holders was $1,838 million, an increase of $509 million or 38%. Adjusted net income was $1,846 million, an increase of $457 million or 33%. The increase was due primarily to lower provision for credit losses, higher non-interest income and lower non-interest expenses, partly offset by lower net interest income.

International Banking

Q2 2021 vs Q2 2020

Net income attributable to equity holders was $420 million, an increase of $247 million or 143%. Adjusted net income attributable to equity holders was $429 million, an increase of $232 million or 118%. This increase was driven by lower provision for credit losses and lower non-interest expenses, partially offset by lower revenues and higher income taxes.

Q2 2021 vs Q1 2021

Net income attributable to equity holders increased by $31 million or 8%. This was due largely to lower provision for credit losses and non-interest expenses, partially offset by lower revenues and higher income taxes.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Net income attributable to equity holders was $809 million, an increase of $118 million or 17%. Adjusted net income attributable to equity holders was $827 million, an increase of $15 million or 2%. The increase was due largely to lower provision for credit losses and non-interest expenses, partially offset by lower revenues, higher income taxes, the impact of divested operations, and the benefit of one additional month of earnings from the Alignment of the reporting period of Mexico with the Bank (“Alignment of reporting period”) last year.

Financial Performance on an Adjusted and Constant Dollar Basis

The discussion below on the results of operations is on an adjusted and constant dollar basis. Constant dollar basis excludes the impact of foreign currency translation, which is a non-GAAP financial measure (refer to “Non-GAAP” measures section in the Second Quarter 2021 Report to Shareholders). The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance.

Q2 2021 vs Q2 2020

Net income attributable to equity holders was $420 million, an increase of $281 million or 203%. Adjusted net income attributable to equity holders increased to $429 million, up 165%. This increase was driven by lower provision for credit losses and lower non-interest expenses, partially offset by lower revenues and higher income taxes.

Q2 2021 vs Q1 2021

Net income attributable to equity holders increased $43 million or 12%. Adjusted net income attributable to equity holders increased by $43 million or 11%. This was due largely to lower provision for credit losses and non-interest expenses, partially offset by lower revenues and higher income taxes.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Net income attributable to equity holders was $809 million, an increase of $190 million or 31%. Adjusted net income attributable to equity holders was $827 million, an increase of $92 million, up 12%. The increase was due largely to lower provision for credit losses and non-interest expenses, partially offset by lower revenues, higher income taxes, the impact of divested operations, and the Alignment of reporting period last year.

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Global Wealth Management

Q2 2021 vs Q2 2020

Net income attributable to equity holders was $372 million, an increase of $70 million or 23%. Adjusted net income increased to $378 million, up 21%. This growth is due primarily to higher mutual fund fees and brokerage revenues, partially offset by higher volume-related expenses.

Q2 2021 vs Q1 2021

Net income attributable to equity holders decreased $46 million or 11%. Net income was up $16 million or 5% excluding the seasonally elevated performance fees in the prior quarter, driven by higher fee income from strong net sales and market appreciation partly offset by volume driven expense growth.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Net income attributable to equity holders was $790 million, an increase of $182 million or 30%. Adjusted net income increased to $803 million, up 27%. This increase is due primarily to higher mutual fund fees, brokerage revenues, and elevated performance fees, partially offset by higher volume related expenses.

Global Banking and Markets

Q2 2021 vs Q2 2020

Net income attributable to equity holders was $517 million, a decrease of $6 million or 1%. This was due to lower net interest income and non-interest income, higher non-interest expenses and the impact of foreign currency translation, partly offset by lower provision for credit losses.

Q2 2021 vs Q1 2021

Net income attributable to equity holders decreased by $26 million or 5%. This was due mainly to lower net interest income and non-interest income, higher non-interest expenses and the impact of foreign currency translation, partly offset by lower provision for credit losses.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Net income attributable to equity holders was $1,060 million, an increase of $165 million or 18%. Adjusted net income attributable to equity holders increased by $86 million or 9%. This was due to lower non-interest expenses and provision for credit losses, partly offset by lower net interest income and non-interest income.

Other

Q2 2021 vs Q2 2020

Net income attributable to equity holders was $130 million, compared to a net loss of $166 million. The increase of $296 million was due mainly to lower non-interest expenses, which included metals business charges of $212 million and higher COVID-19 related costs in the prior year, as well as higher contribution from asset/liability management activities in the current year.

Q2 2021 vs Q1 2021

Net income attributable to equity holders was $130 million, an increase of $83 million. The increase was due mainly to lower non-interest expenses as a result of the investment in the SCENE loyalty program in the prior quarter, and higher investment gains.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Net income attributable to equity holders was $177 million compared to $73 million. Adjusted net income attributable to equity holders was $177 million compared to a net loss of $201 million. The increase of $378 million was due mainly to lower non-interest expenses, which included metals business charges of $232 million and higher COVID-19 related costs in the prior year, as well as higher investment gains in the current year.

6	Scotiabank Second Quarter Press Release 2021

Credit risk

Provision for credit losses

Q2 2021 vs Q2 2020

The provision for credit losses was $496 million, compared to $1,846 million, a decrease of $1,350 million or 73%. The provision for credit losses ratio decreased 86 basis points to 33 basis points.

Provision on performing loans was a net reversal of $696 million, compared to $976 million, a decrease of $1,672 million. Of this decrease, $1,276 million is related to retail driven by the more favourable credit and macroeconomic outlook across the footprint and credit migration to impaired, mainly in International Banking. Commercial and corporate banking provisions decreased $396 million due primarily to this quarter’s partial reversal of Energy portfolio related provisions set up last year, as a result of improved market conditions and the more favourable macroeconomic outlook.

Provision on impaired loans was $1,192 million, compared to $870 million, an increase of $322 million or 37% due to elevated write-offs in the retail portfolio in International Banking driven by credit migration from expired payment deferrals, partially offset by lower commercial and corporate provisions. The provision for credit losses ratio on impaired loans increased 24 basis points to 80 basis points.

Q2 2021 vs Q1 2021

The provision for credit losses was $496 million, compared to $764 million, a decrease of $268 million. The provision for credit losses ratio decreased 16 basis points to 33 basis points.

Provision on performing loans was a net reversal of $696 million, compared to $2 million, a decrease of $698 million. Approximately $200 million of this decrease was due to release of allowances built in prior periods reflecting the more favourable credit quality and macroeconomic outlook. The remaining decrease was due to credit migration, the majority of which was to impaired loans in the retail portfolio, mainly in International Banking.

Provision on impaired loans was $1,192 million, an increase of $430 million or 56% due primarily to higher retail provisions in International Banking driven by credit migration of performing loans from expired payment deferrals. The provision for credit losses ratio on impaired loans was 80 basis points, an increase of 31 basis points.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

The provision for credit losses was $1,260 million, compared to $2,772 million, a decrease of $1,512 million. Adjusted provision for credit losses decreased $1,357 million or 52%. The provision for credit losses ratio decreased 49 basis point to 41 basis points and adjusted provision for credit losses ratio decreased by 44 basis points.

Provision on performing loans was a net reversal of $694 million, compared to $1,067 million, a decrease of $1,761 million. Adjusted provision for performing loans decreased $1,639 million of which $1,267 million related to retail driven by credit migration and the more favourable credit and macroeconomic outlook. Commercial and corporate banking provisions decreased $372 million driven by the favourable macroeconomic outlook, stable credit quality and reversals of Energy portfolio provisions due to improved market conditions. The provision for credit losses on impaired loans was $1,954 million, an increase of $249 million. Adjusted provision for credit losses on impaired loans increased $282 million or 17% due to higher retail provisions in International Banking driven by credit migration from expired payment deferrals partially offset by lower provisions in Canadian retail, commercial and corporate portfolios. The provision for credit losses ratio on impaired loans increased nine basis points to 64 basis points and by 10 basis points on an adjusted basis.

Allowance for credit losses

The total allowance for credit losses as at April 30, 2021 was $6,893 million. The allowance for credit losses on loans was $6,716 million, down $874 million from the prior quarter. The decrease was due primarily to lower performing loan provisions driven by credit migration and write-offs related to the International Banking retail portfolio, more favourable macroeconomic outlook and the impact of foreign currency translation.

The allowance against performing loans was lower at $4,778 million compared to $5,596 million as at January 31, 2021. The decrease was due primarily to credit migration related to the International Banking retail portfolio, mainly in Peru and Colombia, more favourable macroeconomic outlook and the impact of foreign currency translation.

The allowance on impaired loans decreased to $1,938 million from $1,994 million last quarter. The decrease is due primarily to the impact of foreign currency translation as higher provisions related to the International Banking retail portfolio were offset by write-offs mainly in Peru and Colombia due to expiry of payment deferrals.

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Impaired loans

Gross impaired loans decreased to $5,116 million as at April 30, 2021, from $5,279 million last quarter. The decrease was due primarily to the impact of foreign currency translation and higher write-offs related to the International Banking retail portfolio driven by credit migration due to expired payment deferrals in Peru and Colombia. Commercial and corporate impaired loans were higher due primarily to a new formation in one account in the real estate and construction sector. The gross impaired loan ratio was 81 basis points as at April 30, 2021, a decrease of three basis points.

Net impaired loans in Canadian Banking were $538 million as at April 30, 2021, a decrease of $47 million from January 31, 2021. International Banking’s net impaired loans were $2,375 million as at April 30, 2021, a decrease of $124 million from January 31, 2021, driven by impact of foreign currency translation and write-offs mainly in Peru and Colombia. In Global Banking and Markets, net impaired loans were $243 million as at April 30, 2021, an increase of $70 million from January 31, 2021 due primarily to a new formation in one account in the real estate and construction sector. In Global Wealth Management, net impaired loans were $22 million as at April 30, 2021, a decrease of $6 million from January 31, 2021. Net impaired loans as a percentage of loans and acceptances were 0.50% as at April 30, 2021, a decrease of two basis points from 0.52% from last quarter.

Capital Ratios

The Bank’s Common Equity Tier 1 (CET1) capital ratio was 12.3% at April 30, 2021, an increase of approximately 10 basis points from the prior quarter, due primarily to strong internal capital generation and the reduction of the employee pension and post-retirement benefits liability, partly offset by strong growth in risk-weighted assets, a lower CET1 inclusion from declines in Stage 1 and Stage 2 expected credit losses (ECL) and the impacts of foreign currency translation from a stronger Canadian dollar. As at April 30, 2021, the Bank’s CET1 ratio included a benefit of 14 basis points (January 31, 2021 – 22 basis points; October 31, 2020 – 30 basis points) from OSFI’s transitional adjustment for the partial inclusion of increases in Stage 1 and Stage 2 ECL relative to their pre-crisis baseline levels.

The Bank’s Tier 1 and Total capital ratios were unchanged from the prior quarter at 13.6% and 15.7%, respectively, due primarily to the above noted impacts to the CET1 ratio, substantially offset by the redemption of $350 million of Basel III compliant NVCC preferred shares.

As at April 30, 2021, the CET1, Tier 1, Total capital and Leverage ratios were well above OSFI’s minimum capital ratios.

8    Scotiabank Second Quarter Press Release 2021

Forward-looking statements

From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2020 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2020 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2020 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

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Shareholders Information

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on June 1, 2021, at 8:00 am EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-641-6104 or toll-free, at 1-800-952-5114 using ID 4045996# (please call shortly before 8:00 am EDT). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from June 1, 2021, to July 1, 2021, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free) and entering the access code 5111905#. The archived audio webcast will be available on the Bank’s website for three months.

Additional Information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Global Communications:

Scotiabank

44 King Street West, Toronto, Ontario

Canada M5H 1H1

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company, N.A.

Att: Stock Transfer Department

Overnight Mail Delivery: 462 South 4th Street, Louisville, KY 40202

Regular Mail Delivery: P.O. Box 505005, Louisville, KY 40233-5005

Telephone: (303) 262-0600 or 1-800-962-4284

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

10    Scotiabank Second Quarter Press Release 2021

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Contact Information

Philip Smith

Scotiabank Investor Relations

(416) 863-2866

Sophia Saeed

Scotiabank Investor Relations

(416) 933-8869

Scotiabank Second Quarter Press Release 2021    11